SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 12b-25

Commission File Number: 0-27175

NOTIFICATION OF LATE FILING

(Check One):  / X / Form 10-KSB  / / Form 11-K  / / Form 20-F
 / / Form 10-Q  / / Form N-SAR

For Period Ended: 9/30/00


/X/ Transition Report on Form 10-K	/ / Transition Report on Form
10-Q
/ / Transition Report on Form 20-F	/ / Transition Report on Form
N-SAR
/ / Transition Report on Form 11-K

For the Transition Period Ended: September 30, 2000

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above identify the items(s) to which the notification relates:




PART I.  REGISTRATION INFORMATION

Full name of registrant: ADVANCE TECHNOLOGIES, INC.

Former name, if applicable:

Address of principal executive office (Street and number):

716 Yarmouth Road #215
Palos Verdes Estates, CA  90275
(Address of principal executive offices)


PART II. RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed.
(Check appropriate box.)

/ / (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on form 10-KSB, 20-F, 11-
K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.



PART III.  NARRATIVE

The Form 10-K has been delayed for the following reason:

The Certified Public Accounting firm, Todd Chisholm & Associates has taken longer than expected completing the annual financial statements.

PART IV.  OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to
this notification:

Gary E. Ball		      310
265-7776
(Name)			(Area Code)				(Telephone
Number)


(2)	Have all other periodic reports required under section 12 or
15(d) of the Securities Exchange
Act of 1934 or Section 30 of the Investment Company Act of 1940
during preceding 12
months or for such shorter period that the registrant was
required to file such report been
filed?  If the answer is no, identify report(s).
/ X / Yes   /  / No

(3)	Is it anticipated that any significant change in results or
operations from the corresponding
period for the last fiscal year will be reflected by the earnings statements to be included in the
subject report or portion thereof?
/  / Yes   / X / No

If so: attach an explanation of the anticipated change, both normatively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




ADVANCE TECHNOLIGIES, INC.
(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: 12/29/2000		By: /s/ Gary E. Ball
      Gary E. Ball, President, Director



Instruction: The form may be signed by an executive officer or the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filled with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18
U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 of the General Rules
and Regulations under the
Securities Exchange Act of 1943
2.	One signed original and four conformed copies of this form
and amendments thereto
must be completed and filed with the Securities and Exchange Commission, Washington,
D. C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of
public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto
shall be filed with each
national securities exchange on which any class of securities of the registrant is
registered.
4.	Amendments to the notifications must also be filed on Form
12b-25 but need not restate
information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers.  This form shall not be used by
electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rul 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to rule
13(b) or Regulation S-T.